JOSTENS, INC. AND SUBSIDIARIES
           EXHIBIT 1--AGREEMENT WITH H. WILLIAM LURTON


November 1, 1993

Mr. H. William Lurton
Jostens, Inc.
5501 Norman Center Drive
Minneapolis, MN  55437

Dear Bill:

This letter will set forth the terms and conditions under which you will provide services to Jostens, Inc. following your ceasing to be a fulltime employee of Jostens. You will continue as an employee and receive your current salary, benefits and perquisites through December 31, 1993. Commencing January 1, 1994 you will begin receiving the pension and other retirement benefits for which you are eligible. In accordance with the plans under which they were issued, all outstanding stock options held by you will continue to vest through January 1, 1997 and remain exercisable in accordance with their terms. In addition, all employee benefits and perquisites which you now receive will continue in accordance with the respective plans through September 18, 1994.

From January 1, 1994 on a month-to-month basis through September 18, 1994 you will agree to advise and assist Jostens by consulting with the Board of Directors and senior managers of Jostens as they may reasonably request. As compensation for such consulting services, Jostens shall pay you at the rate of $10,000 per month to be paid on the 1st of each month. You will receive no additional compensation for the services you perform for Jostens as a member of the Board of Directors until September 18, 1994. Jostens will reimburse you for reasonable expenses incurred by you pursuant to your duties under this agreement. Jostens will make available to you reasonable office space and secretarial services at a location other than at its executive offices through September 18, 1994. If such office space and secretarial services cannot be provided at a Jostens site other than Norman Center, then Jostens will reimburse you for such reasonable expenses actually incurred by you.

As of January 1, 1994 you shall be retained by Jostens as an independent consultant and shall be responsible for all required contributions and/or taxes under federal or state laws with respect to the payments made by Jostens to you under this agreement. You agree that in consideration for the payments you will receive under this agreement, you shall not during its terms or for three years thereafter undertake any work for an entity which competes directly or indirectly with Jostens in any of the businesses in which it currently operates or which you are aware that it might operate during this period.

Please acknowledge your acceptance below.


Sincerely,

/s/ Robert P. Jensen
Robert P. Jensen

AGREED AND ACCEPTED:

/s/ H. William Lurton
H. William Lurton

Dated:   11/1/93